Exhibit 99.1

5 August 2025

Dispatch of Scheme Circular

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that it has completed dispatch of the Scheme Circular which, among other things, contains full details of the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”).

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Details regarding dispatch

The Scheme Circular has been dispatched to MAC Shareholders and MAC CDI Holders at the Scheme Voting Record Time as follows:

•	MAC Shareholders have been mailed a hard copy of the Scheme Circular and Proxy Forms unless they have made an election to receive communications through electronic means, in which case they have been sent an electronic copy;

•	MAC CDI Holders have been mailed a hard copy of the Scheme Circular and CDI Voting Instruction Forms unless they have made an election to receive communications through electronic means, in which case they have been sent an electronic copy; and

•	other beneficial holders will receive a hard copy of the Scheme Circular and any other voting instruction forms by mail or an electronic copy based on the elections made with the Intermediary that holds MAC Shares on their behalf.

A copy of the Scheme Circular is also available for viewing on MAC’s website at www.maccopperlimited.com.

MAC Securityholders should read the Scheme Circular carefully, and in its entirety, including the materials accompanying it, before deciding how to vote at the Court Meeting and the General Meeting.

If, after reading the Scheme Circular, you have any questions about the Scheme or the Scheme Circular, please contact MAC’s proxy solicitation firm, Sodali & Co, at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

Directors’ recommendation

The MAC Directors continue to unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting in the absence of a Superior Proposal.

Court Meeting and General Meeting

The Court Meeting and General Meeting will be held at 44 Esplanade, St Helier, Jersey JE4 PWG and online via the Virtual Meeting Platform at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 (for the Court Meeting) and at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (for the General Meeting) (or as soon thereafter as the Court Meeting has concluded or been adjourned).

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Each MAC Shareholder whose name appears on the Share Register at 4:00 pm (New York time) on Tuesday, 29 July 2025 will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting.

Indicative timetable

An indicative timetable for the next steps of the Transaction is as follows:

Event	Date and Time (Jersey time)[1]
Scheme Voting Record Time for Court Meeting and General Meeting[2]	4:00 pm (New York time) on Tuesday, 29 July for Scheme Shareholders and MAC Shareholders (as applicable) 7:00 pm (Sydney time) on Tuesday, 29 July for MAC CDI Holders
Dispatch of Scheme Circular	Monday, 4 August 2025
Latest time for lodging CDI Voting Instruction Forms for Court Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025
Latest time for lodging Proxy Forms for Court Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025
Court Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025
General Meeting	1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned)
Court Sanction Hearing[3]	Thursday, 9 October 2025
Implementation Date[3]	Friday, 24 October 2025

Notes:

1.	All dates and times are based on MAC and Harmony’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com.
2.	Individuals that become MAC Shareholders (or MAC CDI Holders) after this date will not be entitled to vote (or in the case of MAC CDI Holders, will not be entitled to instruct CHESS Depositary Nominees Pty Limited how to vote) at the Court Meeting and General Meeting.

3.	Provisional date which remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions.

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

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Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

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